

April 11, 2024

Joel Bennett
Chief Financial Officer
Avenir Wellness Solutions, Inc.
5805 Sepulveda Blvd
Suite 801
Sherman Oaks, CA 91411

> **Re: Avenir Wellness Solutions, Inc.**
> **Form 10-K for the Year Ended December 31, 2022**
> **Form 10-Q for the Period Ended September 30, 2023**

Dear Joel Bennett:

We have reviewed your March 29, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 29, 2024 letter.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

Changes in and Disagreements with Accountants on Accounting and Financial Disclosures, page 41

1. Please address the following regarding your response to prior comment two:
   - From your response it is unclear whether your response to the first two bullets is only supplemental or proposed disclosure changes. Please confirm that you will revise your disclosures consistent with the information provided in your response to the first two bullets.
   - With regards to your response to bullet three, revise your disclosures to clearly link your response to bullets two and three such that the most sensitive risk is that the transactions conducted through a related party, third-party account, by the Company's employees, are also recorded and reported within the Company's accounting records

even though these actions are not specifically prescribed in the Distribution Services Agreement and was based on authorization granted extemporaneously by the chief executive office of the Company.

Note 2. Summary of Significant Accounting Policies
Correction of an Error, page F-25

2.   We have considered your response to prior comment 6. Given the quantitative significance of the error to net loss per share, and the fact that we do not agree that the factors cited in your qualitative assessment overcomes such significance, we disagree with the Company's conclusion that the error was immaterial. As a result, we believe the Company's consolidated financial statements are materially misstated and therefore, should be restated. Please amend the applicable filings to present restated financial statements reflecting the correction of the error in accordance with ASC 250 and file an Item 4.02 Form 8-K. Additionally, please update the disclosure in Item 9A regarding any new material weaknesses identified in connection with this error.

3.   We have considered your response to prior comment 6 and do not agree with your conclusion that neither the predecessor auditor nor the successor auditor is required to take responsibility for the auditing of the correction of the error in the audit report. As discussed in paragraph 57 of AS 3105, if the predecessor auditor revises the audit report or if the financial statements are adjusted, he or she should dual-date the audit report. To the extent the successor auditor audited the adjustments necessary to the December 31,2021 financial statements for the error correction, please provide a revised audit report from the successor auditor to make that clear. Furthermore, we do not agree with your conclusion that the predecessor audit report does not need to be adjusted to add an explanatory paragraph in the reissued audit report for the adjustments made to the 2021 financial statements related to discontinued operations, and for the adjustments related to the correction of the error, if applicable. Please refer to Question 9 in the PCAOB Staff Questions and Answers related to Adjustments to Financial Statements Audited by a Predecessor Auditor available on the PCAOB's website at: Microsoft Word - Staff QA Adjustments to FS Audited by Predecessor Auditor … (pcaobus.org)

Please contact Christine Torney at 202-551-3652 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences